Roman DBDR Tech Acquisition Corp.

345 Lorton Avenue, Suite 400

Burlingame, CA 94010

November 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Kevin Dougherty

Re:	Roman DBDR Tech Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed October 5, 2020
File No. 333-249330

Dear Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Roman DBDR Tech Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on November 5, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Donald G. Basile
Donald G. Basile
Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP